SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._____)

360 Global Wine Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

878270 10 7

(CUSIP Number)

JOEL SHAPIRO

CHIEF EXECUTIVE OFFICER

ONE KIRKLAND RANCH ROAD

NAPA, CALIFORNIA

(707) 254-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP Number _____________

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(1)

Name of Reporting Persons:

Joel Shapiro

S.S. or I.R.S. Identification Nos. of above persons:

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(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

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(3)  SEC Use Only

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(4) Source of Funds (See Instructions) PF

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(5)

Check if Disclosure of Legal Proceedings

is required Pursuant to Items 2(d) or 2(e)

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(6)  Citizenship or Place of Organization:  [United States]

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Number of Shares

(7)  Sole Voting Power: 11.59%

Beneficially Owned

By Each Reporting

(8)  Shared Voting Power: 0

Person With

(9) Sole Dispositive Power:  11.59%

(10) Shared Dispositive Power: 0

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(11) Aggregate Amount Beneficially Owned by

       Each Reporting Person:  5,550,225

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see

        Instructions).

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(13) Percent of Class Represented by Amount in Row (11):  11.59%

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(14) Type of Reporting Person (See Instructions):  IN

Item 1.  Security and Issuer.

This statement relates to the common stock, no par value per share (the "Common Stock"), of 360 Global Wine Company, a Nevada corporation (the “Company”).

The Company's principal offices are located at business at One Kirkland Ranch Road, Napa, California  94558.

Item 2.  Identity and Background.

(a)

This statement is filed by Joel Shapiro, a natural person.

(b)

Joel Shapiro’s business address is One Kirkland Ranch Road, Napa, California 94558.

(c)

 Joel Shapiro ’s principal occupation is as Business Executive.

(d)

 During the past five years, Joel Shapiro has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

 During the past five years, Joel Shapiro has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)

Joel Shapiro is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Shapiro personally owns the 5,550,225 shares of common stock at issue.

Item 4. Purpose of Transaction

On July 7, 2005, Mr. Shapiro transferred 3,000,000 of his personally owned Company shares to Gryphon Master Fund, L.P. as inducement to enter a Lien Subordination Agreement among the Company, Gryphon, Laurus Master Fund, Ltd, and our wholly-owned subsidiary 360 Viansa, LLC. The Subordination Agreement is part of the larger transaction between the Company and Laurus pursuant to which Laurus has issued the Company Convertible Notes in the aggregate amount of up to $34,500,000 and pursuant to which Laurus has received a first security interest in certain of the Company’s assets.

On July 12, 2005, Mr. Shapiro transferred a total of 1,800,000 of his personally owned Company shares to Jay Essa (Company Executive Vice President of Sales), Charles Marin (Company Executive Vice President/Director of Finance),  Joseph Carr and James Gherlone (Company West Coast Sales Manager) pursuant to their individual employment agreements.

In April 2005, the Company issued 500,000 and 75,000 shares of restricted common stock, respectively to two individuals pursuant to the Company’s private debt financing.  The private equity financing was made pursuant to the exemption from the registration provisions of the Securities Act provided by Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. On behalf of the Company, Mr. Shapiro transferred 575,000 of his personally owned Company shares to the individuals.

Item 5.  Interest in Securities of the Issuer

(a)

Joel Shapiro controls 5,550,225 of the 47,883,726 outstanding shares of the Company.

(b)

The shares held by Joel Shapiro shall have sole power to vote or to direct the vote and sole power to dispose of direct the disposition.

(c)

No transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of a Schedule 13(D).

(d)

No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)

 n/a

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 26, 2005

Signature:  /s/  Joel Shapiro

Name/Title: Joel Shapiro, CEO